Fortress Capital Acquisition Corp.

1345 Avenue of the Americas, 45th Floor

New York, NY 10105

January 11, 2021

VIA EMAIL & EDGAR

Todd Schiffman

Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re: Fortress Capital Acquisition Corp. (the “Company”) Registration Statement on Form S-1 (Registration No. 333- 251651)

Dear Mr. Schiffman:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-251651) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Washington D.C. time on January 12, 2021 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Alexander Lynch of Weil, Gotshal & Manges LLP at (212) 310-8971 and that such effectiveness also be confirmed in writing.

Very truly yours,

Fortress Capital Acquisition Corp.

By:	/s/ Daniel N. Bass
Name:	Daniel N. Bass
Title:	Chief Financial Officer

cc:	Weil, Gotshal & Manges LLP
Alexander D. Lynch, Esq.

Ropes & Gray LLP
Paul D. Tropp, Esq. Michael S. Pilo, Esq.